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                             December 28, 2022

       Robert Cefail
       President
       American Stories Entertainment Inc.
       1449 Wetherington Way
       Palm Harbor, FL 34683

                                                        Re: American Stories
Entertainment Inc.
                                                            Offering Statement
on Form 1-A
                                                            Filed December 20,
2022
                                                            File No. 024-12104

       Dear Robert Cefail:

                                                        This is to advise you
that we do not intend to review your offering statement.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

                                                        Please contact Kate
Beukenkamp at 202-551-3861 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Trade & Services
       cc:                                              Pete Wilke